AB 7/5

07007738

SECUR SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBSI Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 South Tech Lane
(No. and Street)

Meridian (City) ID (State) 83642 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Josh Hoffman (208) 955-9913
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly
(Name – *if individual, state last, first, middle name*)

877 West Main St., Suite 800, Boise ID 83702
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VH 7/5

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Josh Hoffman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DBSI Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY C. SCHOELER NOTARY PUBLIC STATE OF IDAHO

Signature

Chief Financial Officer

Title

Notary Public for State of Idaho
My commission expires 5-9-2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

DBSI SECURITIES CORPORATION

DBSI SECURITIES CORPORATION

Table of Contents

	Page
INTERNAL CONTROL REPORT	1
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
Statements of Financial Condition	4
Statements of Income	5
Statements of Changes in Stockholders' Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8
SUPPLEMENTARY INFORMATION	
Schedule I – Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission	10

EideBailly.

CPAs & BUSINESS ADVISORS

INTERNAL CONTROL REPORT

Board of Directors
DBSI Securities Corporation
Boise, Idaho

In planning and performing our audit of the financial statements and supplemental schedule of DBSI Securities Corporation (the Company) for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal controls and the accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of DBSI Securities Corporation, for the year ended December 31, 2006, and this report does not affect our report thereon dated February 27,2007.

Description of Material Weakness
During the course of our engagement, we proposed material audit adjustments that would not have been identified as a result of the Company's existing internal controls, and therefore resulted in a material misstatement of the Company's financial statements.

Corrective Action
The Company does have formalized closing procedures, however, these procedures do not include a detailed review of bills paid after the period end for items that should have been accrued in the prior period. The Company will add this review of the bills paid subsequent to the period end to its list of quarterly and annual closing procedures. The Company is also currently in the process of hiring one additional accountant to ensure the proper level of supervision and review is completed.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Boise, Idaho
February 27,2007

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
DBSI Securities Corporation
Boise, Idaho

We have audited the accompanying statements of financial condition of DBSI Securities Corporation as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DBSI Securities Corporation at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Boise, Idaho
February 27,2007

DBSI SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
CURRENT ASSETS		
Cash	$ 205,821	$ 53,708
Accounts receivable	924,297	86,077
Total current assets	1,130,118	139,785
Software, at cost, net of accumulated amortization of $39,182	102,418	-
	$ 1,232,536	$ 139,785
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 822,138	$ 81,270
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 5,000 shares authorized; 248 shares issued, 85 and 90 shares outstanding, respectively	85	90
Additional paid-in capital	1,573,663	1,163,663
Treasury stock	(460,601)	(46,300)
Retained earnings	(702,749)	(1,058,938)
Total stockholders' equity	410,398	58,515
	$ 1,232,536	$ 139,785

See Notes to Financial Statements

DBSI SECURITIES CORPORATION
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUE		
Commissions	$ 15,859,586	$ 18,797,758
Total revenue	15,859,586	18,797,758
EXPENSES		
Administrative	12,793,321	16,666,118
Salaries and wages	2,594,129	2,805,881
Licenses and fees	115,947	186,590
Total expenses	15,503,397	19,658,589
NET INCOME (LOSS)	$ 356,189	$ (860,831)

See Notes to Financial Statements

DBSI SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock	Total
BALANCE, DECEMBER 31, 2004	$ 90	$ 263,663	$ (198,107)	$ (46,300)	$ 19,346
Contributions	-	900,000	-	-	900,000
Net loss	-	-	(860,831)	-	(860,831)
BALANCE, DECEMBER 31, 2005	90	1,163,663	(1,058,938)	(46,300)	58,515
Purchase of treasury stock	(5)	-	-	(414,301)	(414,306)
Capital contribution	-	410,000	-	-	410,000
Net income	-	-	356,189	-	356,189
BALANCE, DECEMBER 31, 2006	$ 85	$ 1,573,663	$ (702,749)	$ (460,601)	$ 410,398

DBSI SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 356,189	$ (860,831)
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Amortization	39,182	-
Changes in assets and liabilities		
Accounts receivable	(838,220)	(86,077)
Accounts payable	740,868	59,763
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	298,019	(887,145)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of software	(141,600)	-
NET CASH USED BY INVESTING ACTIVITIES	(141,600)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of note payable	(414,306)	-
Owner contributions	410,000	900,000
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(4,306)	900,000
NET INCREASE IN CASH	152,113	12,855
CASH, BEGINNING OF YEAR	53,708	40,853
CASH, END OF YEAR	$ 205,821	$ 53,708
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Noncash financing activities		
Purchase of treasury stock with note payable to related party	$ 414,306	$ -

See Notes to Financial Statements

NOTE 1 - NATURE OF ORGANIZATION AND OPERATIONS

The DBSI Securities Corporation (the "Corporation") was designed for the marketing of the securities of affiliated companies.

Income Recognition

The Focus reports, books, and records of the Corporation are maintained on the accrual basis (for financial reporting according to generally accepted accounting principles).

Income Tax Status

The Corporation, with the consent of its stockholders, has elected to have its income for the years ended December 31, 2006 and 2005 taxed under section 1372 of the Internal Revenue code and a similar section of the state income tax law, which provide that, in lieu of corporation income taxes, the stockholders are taxed on their proportionate shares of the Corporation's taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents generally consists of cash on hand, cash in banks and other investments with an original maturity of three months or less.

Advertising Costs

Advertising costs are charged to operations in the year incurred. The advertising costs incurred for the years ended December 31, 2006 and 2005 were $491,536 and $27,371, respectively.

Website Development Costs

Website development and maintenance costs are expensed to operations or capitalized and amortized over the expected useful life of the asset in accordance with EITF 00-2 and SOP 98-1.

NOTE 2 - STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2006, DBSI Securities Corporation did not have any subordinated liabilities, therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in this financial report.

(continued on next page)

NOTE 3 - PROCEDURES FOLLOWED FOR SAFEGUARDING SECURITIES

Due to the nature of the practice of the Corporation, the Corporation does not hold funds or securities of customers. Since the Corporation does not receive funds or securities, a review of procedures for safeguarding securities was not included within the scope of this audit under Rule 15c3-3.

NOTE 4 - TREASURY STOCK

Treasury Stock is shown at cost and at December 31, 2006 and 2005 consists of 163 and 158 shares of common stock, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

DBSI Realty Corporation, a commonly held company, provides office space and record keeping to the Corporation.

All receivables and revenues recorded as of and for the years ended December 31, 2006 and 2005 were from related parties. As of December 31, 2006 and 2005, $25,000 and $0, respectively, of the receivable balance was due from an employee.

The Corporation and other entities with which it does business are under common control. The existence of that control could result in operating results or financial position of the entity significantly different from those that would have been obtained if the entities were autonomous.

NOTE 6 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Corporation had a net capital of $282,980 and net capital requirements of $54,809. The Corporation does not have any custodian accounts or investor funds held.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Corporation is subject to concentrations of credit risk associated with cash and cash equivalents. Cash is maintained in Boise area financial institutions and is insured up to the $100,000 limit by FDIC. Uninsured deposits totaled $283,088 at December 31, 2006. At December 31, 2005, deposits totaling $51,575 were fully insured.

DBSI SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION

DBSI SECURITIES CORPORATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2006

Net capital		
Total stockholder's equity	$	410,398
Less nonallowable assets		127,418
Net capital	$	282,980
Aggregate indebtedness		
Accounts payable and accrued liabilities	$	822,138
Computation of basic net capital requirement		
Base minimum net capital required	$	5,000
Calculated minimum net capital required	$	54,809
Excess net capital	$	228,171
Excess net capital at 1000%	$	200,766
Ratio: Aggregate indebtedness to net capital		2.91 to 1
Reconciliation with company's computation		
Net capital per Part II of Form X-17a-5, as originally filed	$	149,220
Net year end adjustments		133,760
	$	282,980

END